From: Art Harvey ▨▨▨▨▨▨▨▨
Subject: Distribution & offering!
Date: September 28, 2025 at 1:32 PM
To: sr-----@gmail.com



Hey ------ -

I'm glad you reached back out, and I hope the board meetings were a success! We signed a distribution agreement for north Texas with Mexcor/MBG on Thursday and can easily expand the territory as fast as we can keep up. I think it's a perfect match. They're huge in wine & spirits, as well as imported beer, but we are their first domestic craft brand. I've been working since last December to find a good match for our distribution partner, and this is the only one that has felt right. We're doing training with their sales team in mid-October (I think the 15th). I'm working to build up some inventory so we can start moving customer accounts over to them soon after. I've been ordering lots of extra grain & cans to prepare to ramp up production. Mexcor is going to carry our canned products and focus on the big retailers for us. We will continue to self-distro our kegs, and do new customer development.

We were approached by an individual investor a few months back, so I prepared a placement memo for them, but they've deferred all of their new investments to January for tax purposes. But we need to get the ball rolling sooner than January if we want to get into more stores for the Spring! Do you know anyone who has raised using Reg CF? I met with StartEngine, and they're really geared for $2M+ priced rounds - just their fees for setup and hosted were north of $30k. They advised me to reach out to WeFunder, which seems much better suited to raises in the range of what we're looking to do, and much faster on execution. WeFunder also aggregates investors into an SVP that they manage, so it's only one line on our cap table, and a lot less overhead if we're able to pull in a few hundred small investors from our fan base. So for the last couple of weeks I've been working on an offering through WeFunder. I settled oh the convertible note structure they offer - seems like a good match for folks who would invest in us. They also encouraged us to do a "Friends and Family" discount to gain some momentum and to help refine our offering within a group of people who are already familiar with us.

We're working on the accounting review so we can file our Form C for the offering, which hopefully we can wrap up this week. We're still in the collecting reservations phase on WeFunder, and not accepting cash yet. I've been sending the offering to our 1st round investors, and several have helped refine the pitch and have said they're going to invest more. I showed it to a handful of our loyal yoga participants yesterday, mostly because I'm excited about it, and one made a small reservation on the spot.

Here's the link to the offering: https://wefunder.com/westlake.brewing.company

And since it's pre-Form C, we are required to provide a SEC disclosure that it's not a real offering until the Form C is filed, which is here: https://help.wefunder.com/testing-the-waters-legal-disclosure

Please let me know what you think and give any feedback that you feel is needed.

Thanks!
- Art